BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
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(Gaikokuho Joint Enterprise)
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05009140


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH. D.C.
209
SECTION

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Washington, DC

File No. 82-34816
June 9, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Stock Options (Stock Acquisition Rights) (Dated May 13, 2005)
- Notice of Candidates for Directors and Statutory Auditors (Dated May 13, 2005)
- Notice of Introduction of Electronic Public Notice System (Dated May 13, 2005)
- Notice of Change of Representatives of Subsidiary of SEGA SAMMY HOLDINGS INC. (Dated May 17, 2005)
- Notice of SEGA SAMMY HOLDINGS' Medium-Term Business Plan (Dated May 24, 2005)

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C.
209
SECTION

File No. 82-34816

May 13, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 13, 2005, resolved that the Company would submit a proposition for the issuance of stock acquisition rights as stock options as provided for in Article 280-20 and Article 280-21 of the Commercial Code of Japan at the 1st Ordinary General Meeting of Shareholders of the Company for the approval thereof to be held on June 24, 2005, as described below:

Description

1. Reason for the issuance of stock acquisition rights on specifically favorable conditions:

   To boost awareness of the employees of the Company and its subsidiaries to participate in management of the Group and raise their morale to contribute to achieving much more improved results, the Company intends to issue stock acquisition rights as stock options, free of charge, to them, as outlined below:

2. Outline of the issuance of stock acquisition rights:

   (1) Qualified grantees of stock acquisition rights:

   Employees of the Company and employees of its subsidiaries (hereinafter the "Grantees").

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 1,300,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of the shares in respect of which the said stock acquisition rights have not been exercised as of the day next following the record date for the division of shares or as at the time the consolidation of shares becomes effective, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	X	Division/consolidation ratio

Additionally, in the event that on or after the issue date of the stock acquisition rights, the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to, the Company becomes a 100% parent company of another company upon a share-for-share exchange, the Company incorporates a company or transfer business by a corporate separation (*Shinsetsu-bunkatsu* or *Kyushu-bunkatsu*) or the Company decreases its capital or in any other similar event where the Company is required to make adjustment to the number of the shares to be issued or transferred upon exercise of the stock acquisition rights, the Company may make such adjustment as it deems necessary.

(3) Total number of stock acquisition rights to be issued:

Not exceeding 13,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares; provided, however, that in the event of any division or consolidation of shares, an adjustment shall be made similarly in accordance with item (2) above).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The amount per share to be paid in upon exercise of the stock acquisition rights (the "Paid-in Amount") shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen. Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day), the Paid-in Amount shall be the closing price on the day immediately preceding the issue

date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day).

In the event that the Company divides or consolidates its shares after the issue date of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen; provided, however, that in the event of a division of shares, such adjustment shall be made as of the day next following the record date therefore or in the event of an consolidation of shares, such adjustment shall be made as at the time the consolidation of shares becomes effective:

$$\text{Issue amount as adjusted} = \text{Issue amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition to the above, in the event that on or after the issue date of the stock acquisition rights, the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to, the Company becomes a 100% parent company of another company upon a share-for-share exchange, the Company incorporates a company or transfer business by a corporate separation (*Shinsetsu-bunkatsu* or *Kyushu-bunkatsu*), the Company decreases its capital or in any other similar event where the Company is required to make adjustment to the Paid-in Amount, the Company may make such adjustment as it deems necessary.

In the event that the Company issues new shares or dispose of its shares of treasury stock at a price lower than the current market price (other than upon exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:



$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Market price prior to new issue}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of common stock of the Company after deducting the total number of its shares of treasury stock held by the Company. In case of the disposition by the Company of its shares of treasury stock, the "number of newly issued shares" and the "market price prior to new issue" shall be read as the "number of its shares of treasury stock to be disposed of" and "market price prior to disposition", respectively.

(6) Exercise period of the stock acquisition rights:

The Grantees shall be entitled to exercise their stock acquisition rights during the period from July 31, 2007 through July 30, 2009; provided, however, that if the last day of the exercise period falls on a holiday of the Company, the last day shall be the immediately

preceding business day.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) Any Grantee shall remain in office as Director, Statutory Auditor, Executive Officer, Counselor or employee of the Company or director, statutory auditor, executive officer, counselor or employee of its subsidiaries when he/she exercises the rights, unless he/she leaves office as provided for in laws or ordinances or the articles of incorporation or corporate regulations of the Company or its subsidiaries or unless sub-item (ii) or sub-item (iii) below applies.

(ii) Even if any employee of the Company or its subsidiaries who is a Grantee leaves office, in any event of (a) through (c) below, such Grantee shall, notwithstanding the provision of sub-item (i) above, be entitled to exercise only the stock acquisition rights remaining unexercised when he/she leaves office:

(a) He/she leaves office for any reason under the corporate regulations, such as his/her mandatory retirement age and discharge due to business contraction, or due to any transfer to the Company or any of its subsidiaries at request of employer;

(b) He/she assumes office as Director, Statutory Auditor, Executive Officer or Counselor of the Company or director, statutory auditor, executive officer or counselor of the its subsidiaries immediately after he/she leaves office; and

(c) After he/she assumes office under (b) above, he/she leaves office due to retirement upon expiration of the term of office or as a result of any amendment to laws or ordinances.

(iii) If any employee of the Company or its subsidiaries who is a Grantee dies, his/her heir at law shall be entitled to succeed to and exercise only his/her stock acquisition rights remaining unexercised when death ensues.

(iv) Any other terms and conditions of the exercise of stock acquisition rights shall be determined by resolution at a meeting of the Board of Directors of the Company to be held after the close of the 1st Ordinary General Meeting of Shareholders of the Company and shall be governed by a contract of granting stock acquisition rights to be entered into between the Company and each Grantee.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any Grantee leaves office in any event other than stipulated in

sub-items (7) (ii) and (iii) above, the Company may immediately cancel all stock acquisition rights allotted to such Grantee without consideration. In such event, the cancellation procedures may be executed collectively after expiration of the exercise period of the stock acquisition rights.

(iii) In addition, the Company may at any time cancel any stock acquisition rights issued as stock options without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the proposition on the "Issuance of Stock Acquisition Rights as Stock Options" at the 1st Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005.

- END -

May 13, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Candidates for Directors and Statutory Auditors

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 13, 2005, determined to submit a proposition to elect Directors and Statutory Auditors to its 1st Ordinary General Meeting of Shareholders to be held on June 24, 2005, as described below:

Description

1. Names of candidates for Directors:

Hajime Satomi	(Chairman and Chief Executive Officer of the Company)
Hisao Oguchi	(Vice Chairman of the Board of the Company)
Keishi Nakayama	(Senior Managing Director of the Company)
Tooru Katamoto	(President and Representative Director of Sammy Corporation)
Hideki Okamura	(Director)
Yasuo Tazoe	(Director)
Keiichiro Hashimoto	(Corporate Advisor)

2. Names of candidates for Statutory Auditors:

Kazutada Ieda	(Standing Statutory Auditor)
Akio Kioi	(Statutory Auditor)
Ryoichi Arai	(Statutory Auditor)
Toshio Hirakawa	(Statutory Auditor)

3. Name of candidate for Substitute Statutory Auditor:

Mineo Enomoto (Substitute Statutory Auditor)

* The titles in the parentheses are the ones the candidates are currently serving for the Company and its group company.

* The titles of the prospective Directors and Statutory Auditors will be determined at a meeting of the Board of Directors to be held immediately after the adoption of the resolution of the proposition at the 1st Ordinary General Meeting of Shareholders of the Company.

- END -

(Translation) **File No. 82-34816**

May 13, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Introduction of Electronic Public Notice System

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 13, 2005, determined to submit a proposition to amend its Articles of Incorporation to introduce an electronic public notice system to its 1st Ordinary General Meeting of Shareholders to be held on June 24, 2005 for its approval thereof, as described below:

Description

1. Reason for the amendment to the Articles of Incorporation

In accordance with the enforcement on February 1, 2005 of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notice System" (2004 Law No. 87) of Japan, an electronic public notice system is authorized on condition of a provision thereof in the articles of incorporation. Hence, the Company desires to amend its Articles of Incorporation to introduce the system.

2. Content of the amendment to the Articles of Incorporation

Current provision	Proposed amendment
Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	Article 4. Public notices of the Company shall be given in <u>the form of electronic public notice; provided, however, that they shall be given in</u> *The Nihon Keizai Shimbun* published in Tokyo <u>for any compelling reason including an accident that makes electronic public notices unavailable.</u>

3. Site to place public notices

The address of the website to place public notices will be determined at a meeting of the Board of Directors to be held immediately after the adoption of the resolution of the proposition at the 1st Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005. Notice of such address will be publicized as soon as it is determined.

- END -

(Translation) **File No. 82-34816**

May 17, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Representatives of Subsidiary of SEGA SAMMY HOLDINGS INC.

Notice is hereby given that there will be a change in the representatives of Nissho Inter Life Co., Ltd. (Chairman, President and Representative Director: Tooru Katamoto, Head Office: Kita-ku, Tokyo, Code No.: 1986), a subsidiary of SEGA SAMMY HOLDINGS INC. The change is expected to be made officially at a meeting of the board of directors of Nissho Inter Life Co., Ltd. after the close of its 32nd ordinary general meeting of shareholders to be held on June 15, 2005 at which directors will be appointed.

(Attached document: Nissho Inter Life Co., Ltd. "Notice of Change of Representatives")

–END –

(Translation)

May 17, 2005

Dear Sirs,

Name of Company:	Nissho Inter Life Co., Ltd.
Name of Representative:	Tooru Katamoto Chairman, President and Representative Director
(JASDAQ Code No. 1986)	
Further Inquiry:	Tatsuyoshi Tadano, Senior Executive Officer and General Manager of Finance Division (TEL: 03-3810-7111)

Notice of Change of Representatives

Notice is hereby given that Nissho Inter Life Co., Ltd. (the "Company"), at its Board of Directors held on May 17, 2005, resolved to change its representatives, as described below. The change is expected to be made officially at a meeting of the Board of Directors after the close of its 32nd Ordinary General Meeting of Shareholders to be held on June 15, 2005 at which Directors will be appointed.

Description

New Title	Name	Former Title
Chairman and Representative Director	Kiyofumi Sakino	Vice President and Director
President and Representative Director	Seijin Tanno	General Manager of Business Division
Director	Tooru Katamoto	Chairman, President and Representative Director

1. Reason for the Change

The Company will make such personnel change with the aim of further strengthening and improving its management basis.

2. Profiles of New Representatives

Name:	Kiyofumi Sakino	
Birth place:	Hyogo Prefecture	
Birth day:	April 21, 1948	
Education:	March 1972:	Graduated from Waseda University, Faculty of Political Science and Economics

Career summary:	June 1999:	Director and General Manager of Administrative Division of Sammy Corporation
	June 2000:	Managing Director and General Manager of Administrative Division of Sammy Corporation
	June 2004:	Managing Director and General Manager of Management Integration Preparation Office of Sammy Corporation
	August 2004:	Director of Nissho Inter Life Co., Ltd.
	October 2004:	Managing Director of SEGA SAMMY HOLDINGS INC. (current)
	March 2005:	Vice President and Director of Nissho Inter Life Co., Ltd. (current)

Name:	Seijin Tanno	
Birth place:	Fukushima Prefecture	
Birth day:	September 5, 1954	
Education:	March 1973:	Graduated from Fukushima Engineering High School
Career summary:	April 1973:	Joined Sega Enterprises Co., Ltd. (current: SEGA CORPORATION)
	July 2000:	President and Representative Director of Sega Amusement Tokai Co., Ltd.
	July 2002:	Managing Director and General Manager of Tokai Branch of SEGA AMUSEMENT CO., LTD.
	April 2004:	Director and General Manager of Business Planning Division of SEGA AMUSEMENT CO., LTD.
	March 2005:	General Manager of Business Control Division and Sales Division of Nissho Inter Life Co., Ltd.
	May 2005:	General Manager of Business Control Division of Nissho Inter Life Co., Ltd. (current)

3. Scheduled Date for Assumption of Office

June 15, 2005

- END -

(Translation) **File No. 82-34816**

May 24, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Notice of SEGA SAMMY HOLDINGS' Medium-Term Business Plan

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company") has updated its medium-term business plan (from the year ended March 31, 2005 to the year ending March 31, 2007) publicized on October 1, 2005, by reflecting the effect of the management integration of SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") and taking into account the recent operating results, as described below:

Description

1. Consolidated Medium-Term Business Plan of SEGA SAMMY HOLDINGS INC.:

Updated Consolidated Medium-Term Business Plan

(billion yen)

		Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)
Net Sales	Pachislot and pachinko business	284.0	330.0	371.0
	Amusement equipment business	68.0	75.0	90.0
	Amusement facility business	106.0	120.0	134.0
	Consumer business	85.0	125.0	165.0
	Other businesses	24.0	30.0	40.0
	Total	567.0	680.0	800.0
Ordinary Income		100.0	140.0	165.0
Net Income		56.0	85.0	90.0

* The business related to contents for cellular phones, which was included in the media contents and other businesses in the medium-term-business plan publicized on October 1, 2004, is included in the consumer business in the updated medium-term business plan since it is closely related to the consumer business.

(For reference)
Consolidated Medium-Term Business Plan Publicized on October 1, 2004

(billion yen)

		Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)
Net Sales	Pachislot and pachinko business	256.0	313.0	-
	Amusement equipment business	73.3	80.2	-
	Amusement facility business	91.0	96.0	-
	Consumer business	72.4	76.9	-
	Media contents and other businesses	47.2	58.8	-
	Total	540.0	625.0	-
Ordinary Income		93.0	122.0	-
Net Income		51.0	68.0	-

2. Management policy of Sega Sammy Group:

On October 1, 2004, Sega and Sammy established their holding company SEGA SAMMY HOLDINGS INC., the Company, to integrate management resources and maximize their corporate values to establish a stronger status as a global integrated entertainment company and made a new start as Sega Sammy Group.

Sega Sammy Group engages in integrated entertainment businesses comprised of pachislot and pachinko business, amusement equipment business, amusement facility business an consumer business.

Saga Sammy Group, with its businesses targeting the whole world as a market, will make efficient and mutual use of contents and resources within the Group to the fullest and develop businesses targeting whole generations. The Group will fortify its presence in all its business areas and become the No. 1 integrated entertainment company in the world, whereby meeting all expectations of the people who put their confidence in Sega Sammy Group.

3. Major tasks of each business division:

(1) Pachislot and pachinko business:

- Continue to win the largest share in the pachislot machine market by launching differential products
- Increase its share in the pachinko machine market by further strengthening development capabilities and launching strategic products
- Provide "Total Hall Services" through peripherals, hall designs and further development of new undertakings

(2) Amusement equipment business:

- Launch innovative products by strengthening development capabilities
- Develop a fuller line of products covering whole categories of equipment in amusement facilities
- Expand overseas marketing channels

(3) Amusement facility business:

- Improve profitability by differentiating the existing facilities and deploying complex facilities with new concepts
- Create a new market for selling cards, including *The King of Beetle "MUSHIKING"* cards
- Utilize SEGA SAMMY ASSET MANAGEMENT INC. to diverse investment risks involving opening new facilities
  * (Please refer to the attachment hereto for the outline of SEGA SAMMY ASSET MANAGEMENT INC.)

(4) Consumer business:

- Strictly specify schedules, costs and quality control, and clarify business

responsibilities, by each title project
- Improve the overseas development and marketing systems
- Optimize hit contents possessed within the Group

- END -

Notice on the medium-term business plan: The medium-term business plan is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

(Attachment)

As publicized on November 11, 2004, the Company has made a study of establishing a financial company responsible for investing and financing functions of the Group for the purpose of efficient use of cash flows and diversification of risks of investments in amusement facility development projects and established SEGA SAMMY ASSET MANAGEMENT INC., as described below to commence fund business principally focused on real estate.

By creating a fund for an investment by the amusement facility business of Sega Sammy Group, the Group intends to materialize careful examination and evaluation of cash flows of such investment and diversification of investment risks.

Outline of SEGA SAMMY ASSET MANAGEMENT INC.:

1. Trade Name:	SEGA SAMMY ASSET MANAGEMENT INC.
2. Location:	Fuji Bldg., 2-3, Marunouchi 3-chome, Chiyoda-ku, Tokyo
3. Establishment:	January 21, 2005
4. Employee:	4
5. Officers:	President and Representative Director: Keiichiro Hashimoto Senior Managing Director: Akihiko Yokoyama Director: Keishi Nakayama Director: Koichi Fukazawa Corporate Auditor: Mitsuaki Katori
6. Main Business:	Business of advance investigation and consulting in respect of investment in real estate and receivables Business of consulting in respect of management, sale and liquidation of real estate and receivables Business of provision of information on investment in real estate and receivables and surveys and analyses in respect of the real estate market Acceptance of management of real estate and receivables and lease of real estate Appraisal and evaluation of real estate and receivables Real estate transaction business Real estate investment advisory business Investment advisory business
7. Capital:	¥100 million
8. Principal shareholder and shareholding ratio:	SEGA SAMMY HOLDINGS INC.: 100%